SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, September 25, 2018 – Suzano Papel e Celulose S.A. (“Suzano” or “Company”) (B3 | SUZB3), complementing the Material Facts notice of March 16, 2018 and July 31, 2018, hereby announces to its shareholders and the market that the Board of Directors, at a meeting held on September 21, 2018, approved, in connection with the transaction aimed at combining the operations and shareholder bases of the Company and Fibria Celulose S.A. (“Fibria”) through a corporate restructuring process, as per the terms disclosed in said Material Fact notice (“Operation”), the reduction from four billion, four hundred million (US$ 4,400,000,000.00) to two billion, two hundred million (US$ 2,200,000,000.00) of the existing firm financial commitment with certain international financial institutions to finance the cash portion of the Operation, whose disbursement is subject, among other conditions, to the consummation of the Operation.

This reduction in the firm financial commitment is aligned with the Company’s debt management and strategy and was made possible by the issuance of Export Credit Note and Rural Producer Certificate, of R$ 786,000,000.00 (equivalent to US$ 200,000,000.00), as per the Notice to the Market of August 27, 2018, the issue of Senior Notes of R$ 1,000,000,000.00, as per the Material Fact notice of September 17, 2018, and the Company’s strong cash generation.

Once again, the consummation of the Operation is further subject to the fulfillment of other conditions precedent that are customary to operations of this nature, including approval from antitrust authorities in Brazil and abroad. Until the date of Consummation of the Operation, the companies will not undergo any change in their businesses and will continue to operate independently.

São Paulo, September 25, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer